Michael Segall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

March 10, 2010

Re:	Confidential Treatment Request

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington, D.C. 20549

Ladies and Gentlemen:

We are writing to inform you that under separate cover today, we have filed via hand delivery on behalf of our client, Eyeblaster, Inc., a Confidential Treatment Request pursuant to Rule 406 of the Securities Act of 1933, as amended, with respect to certain portions of Exhibit 10.6 to the Registration Statement on Form S-1 filed on the date hereof.

If you should have any questions in connection with this matter, please do not hesitate to contact me at 212-450-4660.

Very truly yours,

/s/ Michael Segall Michael Segall

cc:	Gal Trifon President and Chief Executive Officer c/o Sarit Firon, Chief Financial Officer Eyeblaster, Inc. 135 West 18th Street, 5th Floor New York, NY 10011